                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                          -------------------------

                                 SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      AND

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                          BONRAY DRILLING CORPORATION
                           (Name of Subject Company)

                           ACQUISITION DRILLING, INC.
                              DLB OIL & GAS, INC.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  098523 20 2
                     (CUSIP Number of Class of Securities)

                          -------------------------

                MICHAEL BLASCHKE                                   Copies to:
              DLB OIL & GAS, INC.                           N. KATHLEEN FRIDAY, P.C.
      1601 NORTHWEST EXPRESSWAY, SUITE 700         AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
      OKLAHOMA CITY, OKLAHOMA  73118-1401               1700  PACIFIC AVENUE, SUITE 4100
                 (405) 848-8808                               DALLAS, TEXAS 75210
(Name, Address and Telephone Number of Persons                   (214) 969-2800
       Authorized to Receive Notices and
      Communications on Behalf of Bidders)

                                JANUARY 6, 1997
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                           CALCULATION OF FILING FEE

================================================================================
    Transaction valuation                  Amount of Filing Fee
--------------------------------------------------------------------------------
       $12,706,200*                           $2,541
================================================================================


* For purposes of calculating fee only. This amount assumes the purchase of 423,540 shares of Common Stock of Bonray Drilling Corporation at $30.00 in cash per share. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of the shares to be purchased.

       Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

              Amount Previously Paid:      None
              Form of Registration No.:    N/A
              Filing Party: N/A
              Date Filed:   N/A

CUSIP No. 098523 20 2                                              14D-1 and 13D

--------------------------------------------------------------------------------
(1)           Name of Reporting Person

              S.S. or I.R.S. Identification No. of Above Person

              Acquisition Drilling, Inc.
              73-1509269

--------------------------------------------------------------------------------
(2)           Check the Appropriate Box if a Member of a Group

              (See Instructions):

              (a)           X
                     --------------

              (b)
                     --------------

--------------------------------------------------------------------------------
(3)           SEC Use Only


--------------------------------------------------------------------------------
(4)           Sources of Funds (See Instructions)


              AF

--------------------------------------------------------------------------------
(5)           Check Box if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(e) or 2(f):  [ ]

--------------------------------------------------------------------------------
(6)           Citizenship or Place of Organization


              Delaware

--------------------------------------------------------------------------------
(7)           Aggregate Amount Beneficially Owned by EACH REPORTING PERSON.


              229,715


--------------------------------------------------------------------------------
(8) Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
(9)           Percent of Class Represented by Amount in Row (7)


              54.2%

--------------------------------------------------------------------------------
(10)          Type of Reporting Person (See Instructions)


              CO

--------------------------------------------------------------------------------

CUSIP No. 098523 20 2                                              14D-1 and 13D


--------------------------------------------------------------------------------

(1)           Name of Reporting Person

              S.S. or I.R.S. Identification No. of Above Person

              DLB Oil & Gas, Inc.
              73-1352899

--------------------------------------------------------------------------------
(2)           Check the Appropriate Box if a Member of a Group

              (See Instructions):

              (a)           X
                     --------------
              (b)
                     --------------

--------------------------------------------------------------------------------
(3)           SEC Use Only


--------------------------------------------------------------------------------
(4)           Sources of Funds (See Instructions)


              BK

--------------------------------------------------------------------------------
(5)           Check Box if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(e) or 2(f):  [  ]



--------------------------------------------------------------------------------
(6)           Citizenship or Place of Organization


              Oklahoma

--------------------------------------------------------------------------------
(7)           Aggregate Amount Beneficially Owned by EACH REPORTING PERSON.


              229,715


--------------------------------------------------------------------------------
(8)           Check Box  if the  Aggregate Amount  in Row  (7) Excludes  Certain
              Shares (See Instructions)   [  ]


--------------------------------------------------------------------------------
(9)           Percent of Class Represented by Amount in Row (7)


              54.2%

--------------------------------------------------------------------------------
(10)          Type of Reporting Person (See Instructions)


              CO

--------------------------------------------------------------------------------

                                  Introduction

       This Tender Offer Statement on Schedule 14D-1 and on Schedule 13D relates to the offer by Acquisition Drilling, Inc., a Delaware corporation ("Purchaser"), to purchase any and all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Bonray Drilling Corporation, a Delaware corporation, at a price of $30.00 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits 99(a)(1) and 99(a)(2), respectively and are incorporated herein by reference. Purchaser is a wholly owned subsidiary of DLB Oil & Gas, Inc., an Oklahoma corporation ("Parent").

Item 1.     Security and Subject Company.

       The name of the subject company is Bonray Drilling Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 4701 N.E. 23rd St., Oklahoma City, Oklahoma 73121.

       This Statement relates to the Offer by Purchaser to purchase all outstanding Shares at a price of $30.00 per Share net to the seller in cash.
The information set forth in the INTRODUCTION and   Section 1 ("Terms of the
Offer") of the Offer to Purchase is incorporated herein by reference.

       The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 2.     Identity and Background.

       (a)-(d) and (g) This Statement is being filed by Purchaser and Parent. All of the persons listed on Schedule I of the Offer to Purchase are United States citizens. The information set forth in the INTRODUCTION, Section 9 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase is incorporated herein by reference.

       During the last five years, neither Purchaser nor Parent, and to the best of their knowledge, none of the persons listed on Schedule I of the Offer to Purchase, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       During the last five years, neither Purchaser nor Parent, and to the best of their knowledge, none of the persons listed on Schedule I of the Offer to Purchase, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3.     Past Contacts, Transactions or Negotiations with the Subject
            Company.

       (a) and (b)   The information set forth in Section 9  ("Certain
Information Concerning Purchaser and Parent") and Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

Item 4.     Source and Amount of Funds or Other Consideration.

       (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

       Not applicable.

Item 5.     Purpose of the Tender Offer and Plans or Proposals of the Bidder.

       (a)-(e) The information set forth in the INTRODUCTION, Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Stockholder Tender Agreement; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

       (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares, Stock Quotation and Exchange Act Registration and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

Item 6.     Interest in Securities of the Subject Company.

       (a)-(b) The information set forth in the INTRODUCTION, Section 9 ("Certain Information Concerning Purchaser and Parent") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Stockholder Tender Agreement; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

       The information set forth in the INTRODUCTION, Section 9 ("Certain Information Concerning Purchaser and Parent") Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Stockholder Tender Agreement; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

Item 8.     Persons Retained, Employed or to be Compensated.

       The information set forth in the INTRODUCTION, and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9.     Financial Statements of Certain Bidders.

       The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

Item 10.    Additional Information.

       (a) The information set forth in the INTRODUCTION, Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Stockholder Tender Agreement; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

       (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

       (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares, Stock Quotation and Exchange Act Registration and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

       (e)    None.

       (f) The information set forth in the Offer to Purchase, a copy of which is attached as Exhibit 99(a)(1) hereto, the Letter of Transmittal, a copy of which is attached as Exhibit 99(a)(2) hereto, the Merger Agreement, a copy of which is attached as Exhibit 99(c)(1) hereto, and the Stockholder Tender Agreement, a copy of which is attached as Exhibit 99(c)(2) hereto, is incorporated in its entirety herein by reference.

Item 11.  Material to be Filed as Exhibits.

          99(a)(1)   Offer to Purchase dated January 10, 1997.

          99(a)(2)   Letter of Transmittal.

          99(a)(3)   Notice of Guaranteed Delivery.

          99(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          99(a)(5) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          99(a)(6)   Text of Press Release dated January 7, 1997.

          99(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          99(b) Credit Agreement dated as of October 24, 1994, between Parent and lenders party thereto and First Union National Bank of North Carolina, as agent.

          99(c)(1)   Merger Agreement dated January 6, 1997.

          99(c)(2)   Stockholder  Tender Agreement dated January 6, 1997.

          99(d)-(f)  Not applicable.

                                  SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:  January 10, 1997


                                        ACQUISITION  DRILLING, INC.


                                        By /s/ GARY C. HANNA
                                          --------------------------------------
                                        Name    Gary C. Hanna
                                            ------------------------------------
                                        Title   President
                                             -----------------------------------



                                        DLB OIL & GAS, INC.


                                        By /s/ MIKE LIDDELL
                                          --------------------------------------
                                        Name    Mike Liddell
                                            ------------------------------------
                                        Title   Chief Executive Officer
                                             -----------------------------------

                              INDEX TO EXHIBITS


EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
99(a)(1)          Offer to Purchase dated January 10, 1997.

99(a)(2)          Letter of Transmittal.

99(a)(3)          Notice of Guaranteed Delivery.

99(a)(4)          Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

99(a)(5)          Letter to Clients from Brokers, Dealers, Commercial Banks,
                  Trust Companies and Other Nominees.

99(a)(6)          Text of Press Release dated January 7, 1997.

99(a)(7)          Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.

99(b)             Credit Agreement dated as of October 24, 1994, between
                  Parent and lenders party thereto and First Union National
                  Bank of North Carolina, as agent. (Filed in paper format under cover of Form SE)

99(c)(1)          Merger Agreement dated January 6, 1997.

99(c)(2)          Stockholder  Tender Agreement dated January 6, 1997.

99(d)-(f)         Not applicable.